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                     U.S. SECURITIES & EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  FORM 12b-25

                                                                 SEC File Number

                                                                     0-15322
                                                                 ---------------

                                                                    CUSIP Number

                                                                    871830 10 6
                                                                 ---------------

                          NOTIFICATION OF LATE FILING

(Check One)

[X] Form 10-K and Form 10-KSB              [ ] Form 10-Q and Form 10-QSB
[ ] Form 20-F                              [ ] Form N-SAR
[ ] Form 11-K

For the Period Ended:  Oct. 31, 1996
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[ ] Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F         [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended: N/A
                                 ---

     Nothing is this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

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Part I - Registrant Information

         System Software Associates, Inc.
         (Full Name of Registrant)

         N/A
         ---
         (Former name if applicable)

         500 W. Madison, 32nd Floor
         (Address of Principal Executive Office)

         Chicago, Illinois 60661
         (City, State and Zip Code)


Part II - Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     Following the end of its 1996 fiscal year, the Company entered into negotiations with its bank lenders and its Senior Noteholders to amend and restate certain terms of the Company's line of credit and its Senior Notes, respectively. The amendments impacted directly the Company's 1996 Consolidated Financial Statements, the Notes thereto and certain portions of the forepart of the Company's 1996 Report on Form 10-K. The negotiations were not completed and the documentation reflecting the agreements was not finalized until late in the afternoon on Wednesday, January 29, 1997, at which time a timely filing via EDGAR of the Registrant's Form 10-K was no longer possible. The Form 10-K will be filed immediately after the filing of this Notification of Late Filing, on January 30, 1997.

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PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

     Joseph J. Skadra            (312)             258-6157
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         (Name)               (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

                                                              Yes [X] No [ ]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Financial Statements, included in the Form 10-K report, to be filed immediately hereafter.

                       System Software Associates, Inc.
               (Name of Registrant as specified in its charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: January 30, 1997


                                             By: /s/ Joseph J. Skadra
                                                 -----------------------------
                                                 Joseph S. Skadra
                                                 Chief Executive Officer